Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 19, 2015

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363-3333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on October 16, 2015, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated October 16, 2015

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Lin Dairen
(Signature)

October 16, 2015	Name:	Lin Dairen
	Title:	President and Executive Director

Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT OF PREMIUM INCOME

This announcement is made to publish the information on the unaudited accumulated premium income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The accumulated premium income of the Company for the period from 1 January 2015 to 30 September 2015 was about RMB310.5 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.

The above information on premium income is unaudited.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 16 October 2015

As at the date of this announcement, the board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Robinson Drake Pike